		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 4
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 11, 13	Darren T. Donnelly
		Mark S. Weintraub	Neo J. Tuytel	Ross D. Tunnicliffe
		Kevin J. MacDonald	Don C. Sihota	R. Barry Fraser
		James A. Speakman	Kerstin R. Tapping	Ethan P. Minsky, 6, 7, 9
		Brock H. Smith	Nicole M. Byres	Elaine J. Adair
		Peter Kenward	D. Lawrence Munn, 8	John C. Fiddick
		R. Glen Boswall	Virgil Z. Hlus, 4	Stewart L. Muglich, 8
		Samantha Ip	Jonathan L.S. Hodes, 1, 5	Gwendoline Allison
		Aaron B. Singer	L.K. Larry Yen, 10	Peter M. Tolensky
		Jane Glanville	Allyson L. Baker, 3	Warren G. Brazier, 4
		Amy A. Mortimore	Veronica P. Franco	Krista Prockiw
		Jeffrey F. Vicq, 15	Brent C. Clark	Conrad Y. Nest, 10
		C. Michelle Tribe	James T. Bryce	Richard T. Weiland
		Jonathan C. Lotz	Cam McTavish	Lisa D. Hobman
		Valerie S. Dixon	Niamh Pollak, 14	Satinder K. Sidhu
Reply Attention of	Virgil Z. Hlus	Tasha L. Coulter	Kari Richardson	Vikram Dhir, 1
Direct Tel.	604.891.7707	Adam M. Dlin	Marta C. Davidson	Rina J. Jaswal
EMail Address	vzh@cwilson.com	Sarah W. Jones	Michal Jaworski	Tristin R. Lee
Our File No.	28313-0001/ CW2090866.1	Jun Ho Song, 4, 8, 16	Shauna K.H. Towriss	R. Brad Kielmann
		Kyle M. Wilson	Kristine P. All	Pratibha Sharma
Angela M. Blake

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

Canada	United States	International
1 Alberta	4 California	11 Hong Kong
2 Manitoba	5 Colorado	12 South Africa
3 Ontario	6 District of Columbia	13 United Kingdom
15 Saskatchewan	7 Florida	14 Ireland
8 New York
9 Virginia
10 Washington
16 Nevada

September 3, 2008

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010 USA

Attention:	David L. Orlic
Special Counsel

Dear Sirs:

Re:	CounterPath Corporation
Definitive Proxy Statement on Schedule 14A
Filed: August 28, 2008
File No. 000-50346

     Thank you for your letter of August 29, 2008 with respect to the definitive proxy statement on Schedule 14A filed by CounterPath Corporation (the “Company”).

     In response to your letter of August 29, 2008, the Company filed a revised definitive proxy statement on August 29, 2008. The Company has also filed a revised Form 10-KSB for the fiscal year ended April 30, 2008, which incorporates the information required by Part III of Form 10-K.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Closing Comments

     We enclose a statement from the Company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We look forward to any further comments you may have regarding the revised definitive proxy statement, the revised Form 10-KSB or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/cjb

cc:	CounterPath Corporation
Attn: Donovan Jones and David Karp